UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 under the Securities Exchange Act of 1934

For the month of November, 2023.

Commission File Number 001-40736

Lilium N.V.

(Translation of registrant’s name into English)

Claude Dornier Straße 1

Bldg. 335, 82234

Wessling, Germany

Telephone: +49 160 9704 6857

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒ Form 40-F ☐

CONTENTS

Explanatory Note

On November 2, 2023, Lilium N.V. (“Lilium”) announced that it would host a webinar regarding the battery technology to be used in the Lilium Jet (the “Webinar”), presented by Lilium’s Co-Founder and Chief Engineer for Innovation, Daniel Wiegand. The Webinar will occur on Friday, November 10, 2023, starting at 8:00 am EST.

Lilium affirms guidance previously provided in connection with the disclosure of its operating results for the first half of 2023, furnished to the U.S. Securities and Exchange Commission (“SEC”) on September 15, 2023 in a Report on Form 6-K. Lilium reports that it is trending slightly below the projected cash spend rate for the second half of 2023 of approximately €170 million ($185 million), which had been reported in its letter to shareholders regarding the second quarter of 2023 furnished to the SEC on July 25, 2023 in a Report on Form 6-K.

Incorporation by Reference

The second paragraph of the Explanatory Note above is hereby incorporated by reference into Lilium’s registration statements on Form F-3 filed with the SEC on September 18, 2023 (File No. 333-274550), June 9, 2023 (File No. 333-272571), February 3, 2023 (File No. 333-269568), November 25, 2022, as amended or supplemented (File No. 333-268562), and October 3, 2022, as amended or supplemented (File Nos. 333- 267718 and 333-267719), and Lilium’s registration statement on Form S-8 filed with the SEC on November 18, 2021 (File No. 333-261175).

Forward-Looking Statements

The information contained in this Report on Form 6-K contain certain forward-looking statements within the meaning of the federal securities laws, including, but not limited to, statements regarding Lilium’s affirmation of previously provided guidance for the second half of 2023, including estimated cash spend. These forward-looking statements generally are identified by the words “anticipate,” “believe,” “could,” “expect,” “estimate,” “future,” “guide,” “intend,” “may,” “on track,” “plan,” “project,” “target,” “trend,” “should,” “strategy,” “will,” “would” and similar expressions. Forward-looking statements are predictions, projections and other statements about future events and are subject to risks, uncertainties and assumptions, and are subject to change at any time. Actual events or results may differ materially from those contained in the forward-looking statements. Factors that could cause actual future events or operating results to differ materially from the forward-looking statements in this Report on Form 6-K include the risks identified under the heading “Risk Factors” in our Annual Report on Form 20-F for the year ended December 31, 2022 filed with the SEC and similarly titled sections in our other SEC filings. We caution investors not to rely on the forward-looking statements contained in this Report on Form 6-K or the Exhibit attached hereto. You are encouraged to read our filings with the SEC available at www.sec.gov for a discussion of these and other risks or uncertainties. Forward-looking statements speak only as of the date they are made. Lilium assumes no obligation to, and does not intend to, update or revise these forward-looking statements, whether as a result of new information, future events or otherwise. Lilium’s business is subject to substantial risks and uncertainties including those described in Lilium’s filings with the SEC referenced above.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Dated: November 9, 2023	Lilium N.V.

	By:	/s/ Klaus Roewe
		Name:	Klaus Roewe
		Title:	Chief Executive Officer and Executive Director